BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that the Board of Directors approved the renewal with Banco do Brasil S.A. of a revolving credit facility, which matures in December 2022, up to the limit of R$ 1,5 billion, for the next 2 years. The referred credit facility can be drawn totally or partially, at the Company’s discretion, whenever necessary.

São Paulo, October 21, 2022

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.